N E W S R E L E A S E

TALISMAN ENERGY ENCOURAGED BY ALASKA DRILLING

CALGARY, Alberta - May 9, 2007 - Talisman Energy Inc. has reported that its subsidiary company, FEX L.P., has completed a three well drilling program in the northwest planning area of the National Petroleum Reserve in Alaska. One well was plugged and abandoned and two were suspended. All wells encountered hydrocarbon-bearing sandstones in several formations based on log analysis and strong gas and oil shows, including oil staining and free oil in the drilling mud in one of the wells. FEX L.P. has a working interest of 60-80% with Petro-Canada (Alaska) Inc., as a participant in all three wells, holding the remaining interest.
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“I am very encouraged by the results of our winter drilling program in Alaska, although disappointed that we did not have time to test the wells,” said Dr. Jim Buckee, President and CEO. “The presence of black oil on the shakers is very positive as it confirms the presence of mobile oil as opposed to gas."

All of the wells encountered oil and gas bearing sandstones in several formations. One well was plugged and abandoned although it encountered hydrocarbon bearing sandstones. It was believed the well would be subcommercial given current infrastructure. Recently acquired high-fold seismic will assist in analyzing this well. The other two wells encountered over 225 feet of net hydrocarbon bearing sandstones and plans are to evaluate them next season. The initial estimate of contingent resources present in these formations is 300 to 400 million barrels, net to Talisman. In addition, there is significant follow up potential on many similar structures on Talisman's acreage if commercial productivity is proven.

A shortened winter drilling season due to the delay in tundra opening, and the need to demobilize equipment before the tundra started thawing, precluded flow testing this year. Formation evaluation will continue when longer-term test equipment is mobilized to the field area. This remote operation utilized the Doyon Akita Arctic Wolf drilling rig and the Nabors 14E drilling rig, working at drill sites located about 60 miles (96 km) southeast of Barrow. All equipment has been demobilized to the Cape Simpson Industrial Port operated by Ukpeagvik Inupiat Corporation.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210      Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com       Email:  tlm@talisman-energy.com

20-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. These forward-looking statements include business plans regarding well evaluation and estimated timing thereof; and the potential for further drilling and exploration in the area.

Often, but not always, forward-looking statements use words or phrases such as: “expects,” “does not expect” or “is expected,” “anticipates” or “does not anticipate,” “plans” or “planned,” “estimates” or “estimated,” “projects” or “projected,” “forecasts” or “forecasted,” “believes,” “intends,” “likely,” “possible,” “probable,” “scheduled,” “positioned,” “goals,” or “objectives” or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•     risks and uncertainties involving geology of oil and gas deposits;
•     the uncertainty of resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•     health, safety and environmental risks;
•     changes to general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•     the Company’s ability to implement its business strategy.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Resources

Talisman’s disclosure of resources data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities which permits Talisman to provide disclosure in accordance with relevant U.S. disclosure requirements. Notwithstanding that Talisman is not required to disclose contingent resources, it has done so using the definition for contingent resources set out by the Society of Petroleum Engineers / World Petroleum Congress (“SPE/WPC”). There is essentially no material difference between the SPE/WPC definition for contingent resources and the definition set out in the Canadian Oil and Gas Handbook.

Contingent resources are those quantities of oil and/or gas which are estimated, on a given date, to be potentially recoverable from known accumulations, but which are not currently considered to be commercially recoverable.

The United States Securities and Exchange Commission (the "SEC") normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Any contingent resources and the calculations with respect thereto included in this news release do not meet the SEC’s standards for inclusion in documents filed with the SEC.